Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Profit and Loss

January - June, 2021

	TOTAL
Income	
4000 Food Sales	65,405.98
4010 Alcohol Sales	-950.87
4020 N/A Beverage Sales	1,264.40
4030 Merchandise Sales	855.00
4040 Meat Sales	1,108.50
4050 Wholesale Income	490.00
4080 Uncategorized Income	925.30
4100 Discounts	-631.96
4110 Refunds	-1,876.55
Total Income	**$66,589.80**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Grocery - COGS	14,121.92
5020 Meat - COGS	17,384.10
5030 Alcohol - COGS	407.24
5050 Merchandise - COGS	871.17
Total 5000 Cost of Goods Sold	**32,784.43**
Total Cost of Goods Sold	**$32,784.43**
GROSS PROFIT	**$33,805.37**
Expenses	
6100 Car & Truck	278.00
6110 Auto Insurance	737.22
6120 Auto Repair & Maintenance	112.01
6130 Gas	1,225.03
6140 Parking & Tolls	635.33
Total 6100 Car & Truck	**2,987.59**
6200 Facilities	
6210 Rent & Lease	19,182.40
6230 Repairs & Maintenance	3.26
6240 Utilities	1,274.90
Total 6200 Facilities	**20,460.56**
6300 General Administrative Expenses	
6310 Dues & subscriptions	384.00
6320 Office Supplies & Software	6.79
Total 6300 General Administrative Expenses	**390.79**
6400 Operating Expense	
6410 Clothes & Uniforms	251.26
6420 Disposables	2,592.60
6430 Job Supplies	250.87

Grizzlies Limited Liability Co. DBA Pyro's Pastrami

Profit and Loss

January - June, 2021

	TOTAL
6440 Kitchen Supplies	2,861.99
6450 Linens	87.50
Total 6400 Operating Expense	**6,044.22**
6500 Payroll Expenses	
6530 Contract Labor	9,666.86
6550 Medical Insurance Premiums	699.70
Total 6500 Payroll Expenses	**10,366.56**
6900 Advertising & Marketing	750.00
6905 Bank Charges & Fees	11.17
6910 Donations	351.75
6925 Legal & Professional Services	1,020.00
6930 Meals & Entertainment	4,002.24
6940 Square Fees	2,483.48
6945 Taxes & Licenses	500.27
QuickBooks Payments Fees	11.61
Shipping, Freight & Delivery	63.41
Total Expenses	**$49,443.65**
NET OPERATING INCOME	$ -15,638.28
Other Income	
8000 Interest Earned	0.01
Total Other Income	**$0.01**
NET OTHER INCOME	$0.01
NET INCOME	$ -15,638.27